EXHIBIT 99.1

Galapagos to acquire CellPoint and AboundBio to accelerate access to next-generation cell therapies

  Potential for paradigm shift in CAR-T therapy with CellPoint’s decentralized point-of-care manufacturing model, in partnership with Lonza, and AboundBio’s cutting-edge fully human antibody-based capabilities, providing a platform of next-generation CAR-Ts and bispecific antibodies
  Clinical validation of decentralized production platform with CD19 CAR-T in 2 Phase 1/2a studies in relapsed/refractory Non-Hodgkin’s-Lymphoma (rrNHL) and Chronic Lymphocytic Leukemia (rrCLL) ongoing, with topline results expected in H1 2023
  Positions Galapagos in next-generation cancer therapy market and significantly broadens portfolio and capabilities
  All cash acquisition of CellPoint for an upfront amount of €125 million, with milestone payments up to €100 million and AboundBio for $14 million

Webcast presentation tomorrow, Wednesday, 22 June 2022, at 14.00 CET / 8 AM ET, www.glpg.com

Mechelen, Belgium, Leiden, the Netherlands, Pittsburgh, Pennsylvania, United States; 21 June 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG), CellPoint and AboundBio today announced that both companies have entered into definitive agreements with Galapagos, propelling Galapagos into next-generation cell therapy while significantly broadening its portfolio and capabilities.

Through the acquisition of CellPoint and AboundBio, respectively, Galapagos gains access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a next-generation fully human antibody-based therapeutics platform. Combined and supported by Galapagos as a fully integrated biopharma, they have the potential to disrupt the CAR-T treatment paradigm. The goal is to expand the current market for CAR-T therapies and have an important impact on patients in need of additional and improved treatment options.

CellPoint has developed, in a strategic collaboration with Lonza, a novel point-of-care supply model, which offers the potential for efficient, 7-day delivery of CAR-T therapies and avoids complex logistics, thereby addressing important limitations of current CAR-T treatments. The proprietary platform consists of CellPoint’s end-to-end xCellit workflow management and monitoring software and Lonza’s Cocoon® system, a closed, automated manufacturing platform for cell and gene therapies.

Clinical studies with the CellPoint decentralized supply model have been approved by regulatory authorities in Belgium, Spain, and the Netherlands. Two Phase 1/2a studies in rrNHL and rrCLL with a CD19 CAR-T product candidate are currently ongoing with topline results expected in the first half of 2023, providing the opportunity for a rapid clinical validation of the CAR-T point-of-care supply model. In a next step, the aim is to leverage CellPoint’s platform for novel CAR-Ts originating from AboundBio’s unique fully human antibody-based library and biological drug discovery and engineering capabilities, with the goal of bringing three additional differentiated, next-generation CAR-T candidates in the clinic over the next three years.

“With the transactions announced today, we position ourselves as a potential innovator in CAR-T, while building a strong foundation from which we can drive continued innovation for patients with advanced cancers who are in need of new treatment options. Our goal is to bring three differentiated, next-generation CAR-T candidates into the clinic over the next three years,” said Paul Stoffels1, MD, CEO of Galapagos. “This is a first key step in our strategic transformation to accelerate and diversify our pipeline with the aim to create short- and long-term value through focused external growth. We continue to explore additional business development opportunities to further leverage our internal capabilities and renew our portfolio, and we expect to communicate a detailed update on our corporate strategy and portfolio later this year. With the support of our collaboration partner Gilead, we warmly welcome the CellPoint and AboundBio teams to Galapagos, and together we look forward to potentially bringing transformational medicines to patients worldwide.”

“We are excited to become part of Galapagos to accelerate the development, commercialization and scale-up of our cutting-edge vein-to-vein CAR-T delivery model. Despite the progress with current CAR-T therapies, long lead times, highly manual central manufacturing, and complex logistics remain the limiting factors for large-scale capacity and broad patient access. Our novel decentralized manufacturing and supply model is designed to address these limitations and deliver CAR-T cells at point-of-care, in or near the hospital, thereby offering the potential to significantly shorten time to treatment to one week as compared to the current industry standard of over a month,” added Dr. Tol Trimborn, co-founder and CEO of CellPoint.

“We are thrilled to join Galapagos to accelerate our research and realize the full potential of our innovative science. Our next-generation of fully human, multi-paratopic and multi-specific CAR-T constructs offer the potential for deeper, more durable responses to treatment as well as retreatment for relapse following previous CAR-T cell therapy. Combined with CellPoint’s decentralized point-of-care delivery model, we aim to broaden patient access and ultimately change patients’ lives. We are impressed by the leadership and expertise at Galapagos and look forward to our exciting journey ahead”, concluded John Mellors, MD, CEO of AboundBio.

Benefits of the transaction
Near-to-mid-term product opportunity

  Generating clinical data to validate decentralized manufacturing supply model with CD19 CAR-T for rrNHL/rrCLL
  Aim for three next-generation CAR-Ts to the clinic over the next three years

Pipeline and complementary technology platforms to drive future growth

  Reinforcing current portfolio with new therapeutic area
  Adding fully human antibody-based capabilities and new drug modalities with broad scope

Positions Galapagos as an innovator in cell therapy

  Opportunity to deliver life-saving medicines more efficiently, and to more patients
  Be at the forefront of scientific and medical innovation
  Potential to leverage insights and capabilities of collaboration partner Gilead, who retains option rights to new programs

Transaction terms

Under the terms of the agreements, Galapagos is to acquire all outstanding shares of CellPoint and AboundBio in an all-cash transaction against payment of an upfront amount of €125 million for CellPoint, with an additional €100 million to be paid upon achievement of certain milestones, and against payment of an amount of $14 million for AboundBio. The transactions have been fully executed and the acquisitions were consummated earlier today.

Webcast presentation

Management will host a webcast presentation with Q&A tomorrow, Wednesday 22 June 2022, at 14:00 CET / 8 AM ET. The live webcast can be accessed on the investors section of the Galapagos website, and a replay will be made available shortly after the close of the call.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 3 programs in inflammation, oncology, fibrosis, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is approved and available in Europe, Great Britain and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

About CellPoint
CellPoint is dedicated to developing CAR-T therapies at the point-of-care, making these therapies more affordable and accessible to patients. CellPoint has developed a 6-day manufacturing process, powered by its proprietary xCellit real-time monitoring software system, that allows for 1 week vein-to-vein time compared to over one month with current industry manufacturing platforms. A first proprietary CD19 CAR-T investigational therapy is currently in Phase1/2a trials to provide fast clinical validation of the decentralized point-of-care production model. CellPoint is privately held with +ND Capital as sole venture capital investor. More information at www.cellpoint.bio.

About AboundBio
AboundBio is an innovative privately held biotechnology company whose mission is to generate novel antibody-based biological therapeutics for cancers of unmet medical need. AboundBio's industry-leading fully human antibody libraries offer size, diversity and developability advantages that incorporate different binder formats, including VH domains, scFvs and Fabs2, into appropriate therapeutic platforms, including CAR-T cells, which are supported by multiple industry collaborations. Initial seed funding and support for AboundBio were provided by UPMC Enterprises, the innovation, venture capital and commercialization arm of leading health system UPMC. More information at www.aboundbio.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Contact

Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

Forward-looking statements

This press release includes forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of CellPoint and AboundBio, including statements regarding the anticipated benefits of the acquisition and the integration of CellPoint and AboundBio into Galapagos’ portfolio and strategic plans, statements regarding the global R&D collaboration with Gilead, statements regarding potential future milestone payments, statements regarding Galapagos’ strategic R&D plans, including progress on Galapagos’ point-of-care solution platform, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms driving future growth, statements regarding Galapagos’ regulatory and R&D outlook, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including recruitment for trials and topline results for trials and studies in CAR-T, statements relating to the build-up of Galapagos’ commercial organization, statements and expectations regarding commercial sales, and statements regarding Galapagos’ strategy, business plans, portfolio and focus. Any forward-looking statements in this release are based on Galapagos management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results, performance or achievements to be materially different from any historic or future results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, the inherent risks and uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, risks related to Galapagos’ reliance on collaborations with third parties (including, but not limited to, Galapagos’ collaboration partner Gilead), the risk that Galapagos will not be able to continue to execute on its currently contemplated business plan and/or will revise its business plan, including the risk that Galapagos’ plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that Galapagos’ estimates of the commercial potential of its product candidates and its expectations regarding the costs and revenues associated with the commercialization rights to may be incorrect, risks related to the acquisition of CellPoint and AboundBio, including the risk that Galapagos may not achieve the anticipated benefits of the acquisition of CellPoint and AboundBio, risks related to the global R&D collaboration with Gilead, risks related to potential disruptions in our operations due to the conflict between Russia and Ukraine, risks and uncertainties relating to the impact of the ongoing COVID-19 pandemic, as well as those risks identified in Galapagos’ filings and reports with the Securities and Exchange Commission (SEC), including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if Galapagos’ results, performance or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this release unless required by law or regulation.

1 Acting via Stoffels IMC BV
2 VH: heavy chain variable domain; scFvs: single chain variable fragments; Fab: fragment antigen-binding